
April 21, 2011

Via E-mail
Gerard M. Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N. Suffolk Lane
Lake Forest, IL 60045

      Re: Acquired Sales Corp.
             Preliminary Revised Information Statement on Schedule 14C
             Filed April 6, 2011
             File No. 000-52520

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14C Information Statement

1.   We note your response to comment three in our letter dated February 28, 2011. Please revise the relocated summary term sheet to quantify the total consideration for Cogility within the first two pages of the information statement.

2.   We note your response to comment four in our letter dated February 28, 2011, and we partially re-issue that comment. Please revise to summarize the conditions to execution of the merger agreement.

Directors and Executive Officers, page 6

3.   We note your response to comment nine in our letter dated February 28, 2011. We are unable to locate the disclosure required by Item 407(h) of Regulation S-K. Please advise or revise.

4.   Please remove the reference to "Item 9B Other Information" on page nine or revise accordingly.

5.   Additionally, revise Certain Relationships on page nine to provide the required disclosure for all transactions with related persons. For example, we note the reference on page F-12 to a $200,000 "promissory note to an entity related to an officer of the Company." Please revise accordingly.

Nominees For Election As Directors, page 6

6.   We note your response to comment 12 in our letter dated February 28, 2011. Please tell us if you have complied with Rule 14c-3(b).

Compensation of Directors and Officers, page 11

7.   Please revise your tabular disclosure at the top of page 12 so that it complies with Item 402(n) of Regulation S-K.

8.   Please advise regarding disclosure here of the approximately $305,000 of accrued compensation referenced on page 35.

Cogility Software Corporation

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

9.   We note that the date of the audit report of March 22, 2010 appears to represent a date that is before the fiscal year end of December 31, 2010 being opined upon. Please clarify or revise.

Mergers, Consolidations, Acquisitions and Similar Matters., page 20

10.   We note your response to comment 25 in our letter dated February 28, 2011. Please move the summary term sheet. See Instruction 2 to Item 1001 of Regulation M-A.

11.   We re-issue comment 26 in our letter dated February 28, 2011. Please revise this section to include all of the information required by Item 14 of Form S-4 for Acquired Sales. See Item 14(c)(1) of Schedule 14A.

Need for and status of any government approval of principal products or services, page 32

12.   You state "Not-applicable." However, you refer on page 20 and elsewhere to Cogility's technology "for the U.S. defense and intelligence communities." It is unclear to what

extent the use of your products by defense and intelligence or other government entities requires or would require you or your employees to obtain government clearances or other approvals. See also the second to last paragraph on page 52 regarding federal regulations under which you operate. Please revise to further clarify the applicability of government regulations, particularly with regard to sales to U.S. defense and intelligence communities. See prior comment 27 from our letter dated February 28, 2011.

Past Contacts, Transactions or Negotiations, page 23

13.   Please expand this section to provide all of the disclosure required by Item 1005(b) of Regulation M-A. Please include relevant dates and other specific information.

Description of Business of Cogility, page 24

14.   Please revise page 32 and where appropriate to identify the principal customers responsible for substantially all of your revenues. With respect to comment 29 of our letter dated February 28, 2011, it is unclear why you believe the contracts relating to substantial percentages of your revenues are not material. Please provide further explanation or confirm that you will file the agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Cogility, page 33

15.   We note your response to comments 17 and 21 in our letter dated February 28, 2011, and disclosure in the last paragraph on page 35 regarding a financing agreement dated January 31, 2011. With a view to enhanced disclosure in Management's Discussion and Analysis of the ability of this arrangement to meet your funding needs, advise us why you believe disclosure is not required under Item 1.01 of Form 8-K.

16.   We note your response to comment 19 in our letter dated February 28, 2011, and we partially re-issue that comment. Please revise to clarify the nature of the government and non-government contracts that generated the revenues you quantify.

Delivery of Documents to Security Holders Sharing an Address, page 60

17.   We note your response to comment 34 in our letter dated February 28, 2011, and we re-issue that comment. Please revise to provide the undertaking specified in Item 5(b) of Schedule 14C.

18.   We note your response to comment 35 in our letter dated February 28, 2011, and we re-issue that comment. Please revise to provide your phone number. See Item 5(c) of Schedule 14C.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director